Exhibit 99.1

AEGON buys 50% stake in Caixa Terrassa’s life insurance and pension unit

•	Companies sign exclusive life insurance, pension and health distribution deal

•	Agreement will further strengthen AEGON’s position in Spain

AEGON has signed a life insurance, pension and health joint venture agreement with savings bank Caixa Terrassa, further strengthening the Group’s position in the Spanish market. The partnership gives AEGON access to the north-eastern region Catalonia, one of Spain’s wealthiest and more dynamic areas with a population of more than seven million. Caixa Terrassa serves approximately 500,000 customers and is one of the largest savings banks in Catalonia. Last year, Caixa Terrassa’s life insurance, pension and health unit Caixa Terrassa Vida wrote almost EUR 215 million in gross premiums. As a result of this new partnership, AEGON will become the sixth largest life insurer in Spain1).

As part of the joint venture agreement, AEGON will pay EUR 190 million for a 50% stake in Caixa Terrassa Vida. Based on performance of the joint venture, AEGON may pay an additional consideration to Caixa Terrassa. Under the joint venture agreement, Caixa Terrassa will exclusively distribute life insurance, pension and health products through its network of almost 300 bank branches. AEGON will fully integrate Caixa Terrassa Vida’s back office into its own operations.

AEGON’s partnership with Caixa Terrassa is part of a broader strategy designed to expand the Group’s international presence and target more of its financial resources toward businesses with attractive growth and higher returns. AEGON will finance the acquisition out of existing excess capital, and expects the transaction to be marginally accretive to earnings.

“We are very pleased with this partnership which is key in securing access to the Catalonian market, one of the wealthiest regions of Spain,” said AEGON CEO Alex Wynaendts. “Adding Caixa Terrassa Vida to our franchise fits very well with our strategy of strengthening our position in the Spanish life insurance market. We look forward to a long and successful cooperation with Caixa Terrassa.”

AEGON already has distribution partnerships in place with four other regional savings banks across Spain. With this latest transaction, AEGON products and services will be distributed through a total of 2,200 bank branches around the country.

AEGON’s joint venture agreement with Caixa Terrassa is expected to close during the fourth quarter of 2008 and is subject to approval by the Spanish and European regulatory authorities.

1) Source: ICEA, based on consolidated numbers (on a 100% basis)

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About AEGON & Caixa Terrassa

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ more than 31,500 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

AEGON Spain

AEGON first entered the Spanish market in 1980 when it bought Seguros Galicia. Since then, the Group’s operations have expanded significantly. In Spain, some 70 percent of life insurance policies are sold through the country’s banks. For this reason, Spain in recent years has been an important part of AEGON’s efforts to expand its web of bank distribution partnerships around the world. Today, AEGON has partnerships in place with five of Spain’s largest savings banks: Caja de Ahorros del Mediterráneo, Caja Navarra, Caja de Badajoz, Caja Cantabria and Caixa Terrassa. Strong economic growth, changing demographics and the recent focus on bancassurance have transformed Spain into one of AEGON’s fastest-growing businesses.

Caixa Terrassa

Founded in 1877, Caixa Terrassa is the eighth oldest savings bank in Spain. It has assets under management of approximately EUR 20 billion and a loan portfolio of some EUR 9 billion. Caixa Terrassa’s insurance division was founded in 1988 and manages 220,000 policies. Caixa Terrassa has nearly 300 branches, mostly in Catalonia, and employs 1,600 people.

Group Corporate Communications & Investor Relations AEGON N.V.

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Website

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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